EXHIBIT 4.17

DESCRIPTION OF DOMINION ENERGY, INC.

2016 SERIES A 5.25% ENHANCED JUNIOR SUBORDINATED NOTES DUE 2076

The following description of our 2016 Series A 5.25% Enhanced Junior Subordinated Notes due 2076, which are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, is a summary and is qualified in its entirety by reference to the Junior Subordinated Indenture II, dated June 1, 2006 (the “Subordinated Indenture II”), between us and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A., as trustee (the “Indenture Trustee”), as supplemented and amended by the Third Supplemental and Amending Indenture, dated as of June 1, 2009 (the “Third Supplemental Indenture”), among us, the Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A., as the original trustee, and Deutsche Bank Trust Company Americas, as series trustee (the “Series Trustee”) and as further supplemented by the Tenth Supplemental Indenture, dated July 1, 2016 (the “Tenth Supplemental Indenture”), between us and the Series Trustee, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read the Subordinated Indenture II, the Third Supplemental Indenture and the Tenth Supplemental Indenture for more information.

References herein to “we,” “our,” “us,” the “Company” or “Dominion Energy” refer to Dominion Energy, Inc., a Virginia corporation.

General

On July 19, 2016, Dominion Energy issued $800,000,000 aggregate principal amount of 2016 Series A 5.25% Enhanced Junior Subordinated Notes due 2076 (the “Junior Subordinated Notes”). The Junior Subordinated Notes were issued in denominations of $25 and integral multiples thereof. The Junior Subordinated Notes are held in book-entry form in the name of DTC or its nominee. We may “reopen” this series of Junior Subordinated Notes and issue additional Junior Subordinated Notes of this series without the consent of the holders of the Junior Subordinated Notes.

Maturity

The Junior Subordinated Notes mature on July 30, 2076.

Ranking

The Junior Subordinated Notes are subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture II, to all Priority Indebtedness as defined below. If:

•	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

•	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Priority Indebtedness; or

•	the maturity of any Priority Indebtedness has been accelerated because of a default on that Priority Indebtedness,

then the holders of Priority Indebtedness generally will have the right to receive payment, in the first instance above, of all amounts due or to become due upon that Priority Indebtedness, and, in the second and third instances above, of all amounts due on that Priority Indebtedness, or we will make provision for those payments, in each instance above before the holders of any Junior Subordinated Notes have the right to receive any payments of principal or interest on their Junior Subordinated Notes.

Priority Indebtedness means, with respect to the Junior Subordinated Notes, the principal, premium, interest and any other payment in respect of any of the following:

•	all of our current and future indebtedness for borrowed or purchase money whether or not evidenced by notes, debentures, bonds or other similar written instruments;

•	our obligations under synthetic leases, finance leases and capitalized leases;

•	our obligations for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•

any of our other indebtedness or obligations with respect to derivative contracts, including commodity contracts, interest rate, commodity and currency swap agreements, forward contracts and other similar agreements or arrangements; and

•	all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed,

other than obligations ranking on a parity with the Junior Subordinated Notes or ranking junior to the Junior Subordinated Notes.

Priority Indebtedness does not include trade accounts payable, accrued liabilities arising in the ordinary course of business, indebtedness to our subsidiaries or indebtedness evidenced by other junior subordinated notes issued under the Subordinated Indenture II.

Priority Indebtedness is entitled to the benefits of the subordination provisions in the Subordinated Indenture II irrespective of the amendment, modification or waiver of any term of the Priority Indebtedness. We may not amend the Subordinated Indenture II or the Junior Subordinated Notes to change the subordination of any outstanding Priority Indebtedness without the consent of each holder of Priority Indebtedness that the amendment would adversely affect.

As of December 31, 2019, we had approximately $8.0 billion principal amount of outstanding long-term debt on an unconsolidated basis (including securities due within one year and junior subordinated debentures issued under our Subordinated Indenture dated as of December 1, 1997) that are senior to the Junior Subordinated Notes.

Because we are a holding company and conduct all of our operations through our subsidiaries, our ability to meet our obligations under the Junior Subordinated Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of the Junior Subordinated Notes generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred security holders of our subsidiaries. As of December 31, 2019, our subsidiaries had approximately $24.3 billion principal amount of outstanding long-term debt (including securities due within one year).

There are no terms in the Subordinated Indenture II or the Junior Subordinated Notes that limit our ability to incur additional indebtedness or our subsidiaries’ ability to incur additional indebtedness or issue preferred securities. We and our subsidiaries expect to incur additional indebtedness from time to time that will be senior to the Junior Subordinated Notes.

Interest

The Junior Subordinated Notes bear interest at 5.25% per year.

Subject to our right to defer interest payments as described below, interest on the Junior Subordinated Notes is payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year. The amount of interest payable for any quarterly interest accrual period is computed on the basis of a 360-day year consisting of twelve 30-day months.

The term “interest” includes quarterly interest payments and applicable interest on interest payments accrued but not paid on the applicable interest payment date.

If an interest payment date or a redemption date of the Junior Subordinated Notes falls on a day that is not a business day, the payment of interest and/or principal payable on that date will be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the interest payment date or the redemption date, as applicable.

So long as the Junior Subordinated Notes remain in book-entry only form, the record date for each interest payment date is the close of business on the business day before the applicable interest payment date. If the Junior Subordinated Notes are not in book-entry only form, the record date for each interest payment date will be the close of business on the fifteenth calendar day (whether or not a business day) before the applicable interest payment date.

A “business day” is any day that is not a Saturday, a Sunday, a day on which banks in New York City are authorized or obligated by law or executive order to remain closed, or a day on which the Corporate Trust Office of the Series Trustee is closed for business.

Option to Defer Interest Payments

So long as there is no event of default with respect to the Junior Subordinated Notes under the Subordinated Indenture II, at our option, we may, on one or more occasions, defer payment of all or part of the current and accrued interest otherwise due on the Junior Subordinated Notes for a period of up to 10 consecutive years (each period, commencing on the date that the first such interest payment would otherwise have been made, an Optional Deferral Period). In other words, we may declare at our discretion up to a 10-year interest payment moratorium on the Junior Subordinated Notes and may choose to do that on more than one occasion. A deferral of interest payments may not end on a date other than an Interest Payment Date and may not extend beyond the maturity date of the Junior Subordinated Notes (which is July 30, 2076), and we may not begin a new Optional Deferral Period and may not pay current interest on the Junior Subordinated Notes until we have paid all accrued interest on the Junior Subordinated Notes from the previous Optional Deferral Period.

Any deferred interest on the Junior Subordinated Notes will accrue additional interest at a rate equal to the interest rate applicable to the Junior Subordinated Notes, to the extent permitted by applicable law. Once we pay all deferred interest payments on the Junior Subordinated Notes, including any additional interest accrued on the deferred interest, we can again defer interest payments on the Junior Subordinated Notes as described above, but not beyond the maturity date of the Junior Subordinated Notes.

We will give the Series Trustee written notice of our election to begin an Optional Deferral Period at least one business day before the record date for the next interest payment date which shall contain an instruction for the Series Trustee to forward such notice to the holders of the Junior Subordinated Notes. However, our failure to pay interest on any interest payment date will itself constitute the commencement of an Optional Deferral Period unless we pay such interest within five business days after the interest payment date, whether or not we provide a notice of deferral.

Certain Limitations during an Optional Deferred Period

Unless we have paid all accrued and payable interest on the Junior Subordinated Notes and are not deferring any interest payments on the Junior Subordinated Notes at such time, subject to several exceptions, we will not and our subsidiaries will not do any of the following:

(i)	declare or pay any dividends or distributions, or redeem, purchase, acquire, or make a liquidation payment on any of our capital stock;

(ii)

make any payment of principal of, or interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank on a parity with, or junior to, the Junior Subordinated Notes (including debt securities of other series issued under the Subordinated Indenture II); or

(iii)	make any guarantee payments on any guarantee of debt securities if the guarantee ranks on a parity with or junior to the Junior Subordinated Notes.

However,	the foregoing provisions shall not prevent or restrict us from making:

(a)

purchases, redemptions or other acquisitions of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors, agents or consultants or a stock purchase or dividend reinvestment plan, or the satisfaction of our obligations pursuant to any contract or security outstanding on the date that the payment of interest is deferred requiring us to purchase, redeem or acquire our capital stock;

(b)

any payment, repayment, redemption, purchase, acquisition or declaration of dividend described in clause (i) above as a result of a reclassification of our capital stock, or the exchange or conversion of all or a portion of one class or series of our capital stock for another class or series of our capital stock;

(c)

the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of our capital stock or the security being converted or exchanged, or in connection with the settlement of stock purchase contracts outstanding on the date that the payment of interest is deferred or with any split, reclassification or similar transaction;

(d)

dividends or distributions paid or made in our capital stock (or rights to acquire our capital stock), or repurchases, redemptions or acquisitions of capital stock in connection with the issuance or exchange of capital stock (or of securities convertible into or exchangeable for shares of our capital stock) and distributions in connection with the settlement of stock purchase contracts outstanding on the date that the payment of interest is deferred;

(e)

redemptions, exchanges or repurchases of, or with respect to, any rights outstanding under a shareholder rights plan outstanding on the date that the payment of interest is deferred or the declaration or payment thereunder of a dividend or distribution of or with respect to rights in the future;

(f)

payments on the Junior Subordinated Notes, any trust preferred securities, subordinated debentures, junior subordinated debentures or junior subordinated notes, or any guarantees of any of the foregoing, in each case that rank equal in right of payment to the Junior Subordinated Notes, so long as the amount of payments made on account of such securities or guarantees is paid on all such securities and guarantees then outstanding on a pro rata basis in proportion to the full payment to which each series of such securities and guarantees is then entitled if paid in full;

(g)

any payment of deferred interest or principal on, or repayment, redemption or repurchase of, parity securities that, if not made, would cause us to breach the terms of the instrument governing such parity securities; or

(h)	make any regularly scheduled dividend or distribution payments declared prior to the date that the applicable Optional Deferral Period commences.

Agreement by Holders to Certain Tax Treatment

Each holder of the Junior Subordinated Notes has or will, by accepting the Junior Subordinated Notes or a beneficial interest therein, be deemed to have agreed that the holder intends that the Junior Subordinated Notes constitute debt and will treat the Junior Subordinated Notes as debt for United States federal, state and local tax purposes.

No Sinking Fund, Conversion or Amortization

The Junior Subordinated Notes are not entitled to the benefit of any sinking fund and are not subject to conversion or amortization.

No Defeasance

The Junior Subordinated Notes are not subject to defeasance.

Redemption

The Junior Subordinated Notes may be redeemed before their maturity:

•	in whole or in part on one or more occasions on or after July 30, 2021, at 100% of their principal amount, plus accrued and unpaid interest,

•	in whole, but not in part, before July 30, 2021, at 100% of their principal amount, plus accrued and unpaid interest, upon the occurrence of a Tax Event (see “—Right to Redeem at Tax Event” below), or

•

in whole, but not in part, on one or more occasions before July 30, 2021, at 102% of their principal amount, plus accrued and unpaid interest, at any time within 90 days after the conclusion of any review or appeal process instituted by us following the occurrence and continuation of a Rating Agency Event (see “—Right to Redeem at Rating Agency Event” below).

Subject to the provisions of the Subordinated Indenture II, notice of any redemption of the Junior Subordinated Notes will be mailed not less than 20 days nor more than 60 days prior to the redemption date. Unless we default in payment of the applicable redemption price, on and after the redemption date interest shall cease to accrue on such Junior Subordinated Notes called for redemption.

Right to Redeem at Tax Event

The Junior Subordinated Notes are redeemable, in whole, but not in part, before July 30, 2021, at 100% of their principal amount, plus accrued and unpaid interest, upon the occurrence of a Tax Event (as defined below).

“Tax Event” means the receipt by us of an opinion of counsel experienced in such tax matters to the effect that, as a result of (a) any amendment to, clarification of, or change (including any announced prospective change) in the laws or treaties of the United States or any political subdivisions or taxing authorities, or any regulations under such laws or treaties, (b) any judicial decision or any official administrative pronouncement, ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to issue or adopt any such administrative pronouncement, ruling, regulatory procedure or regulation), (c) any amendment to, clarification of, or change in the official position or the interpretation of any administrative action or judicial decision or any interpretation or pronouncement that provides for a position with respect to an administrative action or judicial decision that differs from the theretofore generally accepted position, in each case by any legislative body, court, governmental authority or regulatory body, irrespective of the time or manner in which such amendment, clarification or change is introduced or made known, or (d) threatened challenge asserted in writing in connection with an audit of us or any of our subsidiaries, or a publicly-known threatened challenge asserted in writing against any other taxpayer that has raised capital through the issuance of securities that are substantially similar to the Junior Subordinated Notes, which amendment, clarification, or change is effective, or which administrative action is taken or which judicial decision, interpretation or pronouncement is issued or threatened challenge is asserted or becomes publicly-known, in each case after the date of this prospectus supplement, there is more than an insubstantial risk that interest payable by us on the Junior Subordinated Notes is not deductible, or within 90 days would not be deductible, in whole or in part, by us for United States Federal income tax purposes.

Right to Redeem at Rating Agency Event

The Junior Subordinated Notes are redeemable in whole, but not in part, before July 30, 2021 at 102% of their principal amount, plus accrued and unpaid interest, at any time within 90 days after the conclusion of any review or appeal process instituted by us following the occurrence and continuation of a Rating Agency Event (as defined below).

“Rating Agency Event” means a change in the methodology employed by any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act (sometimes referred to in this prospectus supplement as a “rating agency”) that currently publishes a rating for us in assigning equity credit to securities such as the Junior Subordinated Notes, as such methodology is in effect on the date of issuance of this prospectus supplement (the current criteria), which change results in:

•	the length of time for which such current criteria are scheduled to be in effect being shortened with respect to the Junior Subordinated Notes, or

•

a lower or higher equity credit being assigned by such rating agency to the Junior Subordinated Notes as of the date of such change than the equity credit that would have been assigned to the Junior Subordinated Notes as of the date of such change by such rating agency pursuant to its current criteria.

Events of Default; Waiver; Acceleration; Compliance

The following are events of default under the Subordinated Indenture II:

•	our failure to pay principal when due;

•	our failure to pay interest when due and payable that continues for 30 days (subject to our right to optionally defer interest payments as described above under —Option to Defer Interest Payments);

•

our failure to perform other covenants that continues beyond 90 days after the applicable trustee or holders of not less than 25% in principal amount of the Junior Subordinated Notes and any other series of securities issued under the Subordinated Indenture II so benefited give written notice of default; or

•	certain events of bankruptcy, insolvency or reorganization.

An event of default with respect to a particular series of securities issued under the Subordinated Indenture II, such as the Junior Subordinated Notes, does not necessarily constitute an event of default for another series of securities issued under the Subordinated Indenture II.

In the case of a general covenant default described above, the applicable trustee may extend the grace period. In addition, if holders of a particular series of securities under the Subordinated Indenture II have given a notice of default, then holders of at least the same percentage of securities of that series, together with the applicable trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

The holders of a majority of the outstanding securities of all series under the Subordinated Indenture II with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any such securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding security of the series affected. In addition, under certain circumstances, the holders of a majority of the outstanding securities of any series under the Subordinated Indenture II may waive in advance, for that series, our compliance with certain restrictive provisions of the Subordinated Indenture II.

If an event of default (other than certain events of bankruptcy) occurs under the Subordinated Indenture II, the applicable trustee or the holders of 25% of the principal amount of the Junior Subordinated Notes have the right to declare the principal amount of the Junior Subordinated Notes and any accrued interest thereon, immediately due and payable. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Junior Subordinated Notes can void the declaration.

If an event of default consisting of certain events of bankruptcy occurs under the Subordinated Indenture II, the principal amount of all the outstanding Junior Subordinated Notes and other series of securities issued under the Subordinated Indenture II will automatically, and without any declaration or other action on the part of the trustee or any holder, become immediately due and payable.

The applicable trustee may withhold notice to the holders of Junior Subordinated Notes or other series of securities issued under the Subordinated Indenture II of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, the applicable trustee is not obligated to exercise any of its rights or powers under the Subordinated Indenture II at the request, order or direction of any holders, unless the holders offer the applicable trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of securities issued under the Subordinated Indenture II may direct the time, method and place of conducting any proceeding or any remedy available to the applicable trustee, or exercising any power conferred upon the applicable trustee, for any series of securities issued under the Subordinated Indenture II. However, the applicable trustee must give holders notice of any default to the extent provided by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

We have agreed to provide to the Indenture Trustee an annual certificate as to our compliance with the conditions and covenants in the Subordinated Indenture II or as to the occurrence of a default in the fulfillment of any such obligation.

Modification

Under the Subordinated Indenture II, our rights and obligations and the rights of the holders may generally be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

We may also enter into supplemental indentures to amend the Subordinated Indenture II for certain specified purposes without the consent of holders, including to cure ambiguities in the terms of the securities issued thereunder, to maintain the qualification of the Subordinated Indenture II under the Trust Indenture Act or to add additional covenants or events of default to the Subordinated Indenture II.

Consolidation, Merger or Sale

The Subordinated Indenture II provides that we may not merge or consolidate with any other corporation or sell or convey all or substantially all of our assets to any person or acquire all or substantially all of the assets of another person unless (i) either we are the continuing corporation, or the successor corporation (if other than us) is a corporation organized and existing under the laws of the United States of America or a State thereof or the District of Columbia and such corporation expressly assumes the due and punctual payment of the principal of and interest and other amounts due on the securities outstanding under the Subordinated Indenture II, and the due and punctual performance and observance of all of the covenants and conditions of the Subordinated Indenture II to be performed by us by supplemental indenture in form satisfactory to the applicable trustee, executed and delivered to the applicable trustee by such corporation, and (ii) we or such successor corporation, as the case may be, will not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition.

In case of any such consolidation, merger or conveyance, such successor corporation will succeed to and be substituted for us, with the same effect as if it had been named as us in the Subordinated Indenture II, and in the event of such conveyance, we will be discharged of all of our obligations and covenants under the Subordinated Indenture II and any outstanding securities issued thereunder.

Satisfaction; Discharge

We may discharge all our obligations (except those described below) to holders of the securities issued under the Subordinated Indenture II, which securities have not already been delivered to the applicable trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the applicable trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding securities. However, certain of our obligations under the Subordinated Indenture II will survive, including with respect to the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of securities of the applicable series;

•

rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the applicable trustee; and

•	the rights, obligations and immunities of the applicable trustee under the Subordinated Indenture II.

The Indenture Trustee and the Series Trustee

The Indenture Trustee under the Subordinated Indenture II is The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A.). We and certain of our affiliates maintain deposit accounts and banking relationships with The Bank of New York Mellon. The Bank of New York Mellon also serves as trustee under other indentures under which securities of certain of our affiliates are outstanding. The Bank of New York Mellon and its affiliates have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

The Series Trustee for the Junior Subordinated Notes is Deutsche Bank Trust Company Americas. The Series Trustee administers its corporate trust business at 60 Wall Street, 24th Floor, New York, NY 10005. We and certain of our affiliates maintain banking relationships with Deutsche Bank Trust Company Americas. Deutsche Bank Trust Company Americas also serves as trustee under other indentures under which we and certain of our affiliates have issued securities. Deutsche Bank Trust Company Americas and its affiliates have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

Governing Law

The Subordinated Indenture II and the Junior Subordinated Notes are governed by, and will be construed in accordance with, the laws of the State of New York, without regard to the conflicts of law principles thereof.